ABN 41 009 117 293

# FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

January 29, 2008



Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA



Gentlemen:

**EXEMPTION NUMBER 82-3494**

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,



COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
29 January 2008 (ASX: Announcement & Media Release – Drilling Update; Quarterly Report for the period 1 October to 31 December 2007 and Appendix 5B)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

29 January 2008

# ASX ANNOUNCEMENT AND MEDIA RELEASE

## DRILLING UPDATE

**Wei 6-12W-1 Exploration Well, Beibu Gulf Block 22/12, Offshore China**
**No hydrocarbons encountered in first well**

We have been advised by the operator, ROC Oil (China) Company, that since the last Stock Exchange Release on 23 January 2008, the Wei 6-12W-1 exploration well in Block 22/12 in the Beibu Gulf, offshore China, has drilled to a Total Depth of 2,333 mBRT and wireline logging has been completed. Drilling and log data indicate that Wei 6-12W-1 well has not encountered any hydrocarbons and the well has been plugged and abandoned.

Later this week, the Premium *"Murmanskaya"* jack-up drilling rig will commence drilling Wei 6-12E-1, the second well in the three well drilling programme, which will test a structural-stratigraphic prospect 1.7 kilometres east of the Wei 6-12S-1 oil discovery.

Participating Interests in the Block 22/12 Joint Venture are:

| | | |
|---|---|---|
| Roc Oil (China) Company | 40% | (Operator) |
| Horizon Oil Limited | 30% | |
| Petsec Petroleum | 25% | |
| Oil Australia Pty Ltd* | 5% | |

*The above interests are subject to Government participation in developments of up to 51%*
** A subsidiary of First Australian Resources Limited*

**Schwing #2 Well, South Grosse Tete, Iberville Parish, South Louisiana**
**Performing cement job prior to liner run – FAR (0-14,500 feet 5%)(>14,500 feet 17.7%)**

Since the last report the well has been slowly deepened to 12,196 feet and electric logs run over shows in the main Upper Bol Mex sand. Logs indicate this sand to be wet.

Provided downhole conditions allow, the forward plan is to conduct a cement squeeze then set a 7 5/8" liner and resume drilling in 6 1/2" hole towards the primary target TD at 14,500'.

As reported earlier, 11 feet of gas pay has been identified in the Upper Marg Tex interval and a probable 5 feet of gas pay in the Lower Marg Tex interval of the Schwing #2 well.

The project is being operated by Spartan Operating Company, Inc. FAR's interest is subject to a back-in of 25% after cost recovery is achieved on a full project basis. Other participants include ASX listed Amadeus Energy Limited (AMU).

***For information on FAR's drilling activities visit our website at www.far.com.au***

# QUARTERLY REPORT FOR THE PERIOD
# FROM 1 OCT 2007 TO 31 DEC 2007

## *HIGHLIGHTS*

***OFFSHORE WEST AFRICA - SENEGAL***
***Processing of 2,086 sq km 3D Seismic data completed.***
***Multiple fan systems with amplitude anomalies identified.***
***Giant shelf edge closure mapped.***

***UNITED STATES OF AMERICA***
***Third quarter oil and gas sales $633,432***
***Up-hole Kicker completion proposed.***
***The Lindsey 109A #1R well sidetrack commences sales.***
***Gas confirmed in South Grosse Tete well – deeper targets ahead.***
***Processing of 3D at NE Waller completed.***
***Multiple leads and prospects generated at NE Waller.***

***CANADA***
***3D Wabamun gas target matured for drilling on Wild River Project.***
***Successful bid at Alberta Crown Land Sale.***

***OFFSHORE CHINA***
***Wei 6-12 South Field development plans progress.***
***Multi well program commences on Block 22/12.***

***AUSTRALIA***
***Two zones of interest being evaluated in Stokes Bay-1 well, onshore Canning Basin***

## OFFSHORE WEST AFRICA - SENEGAL
### RUFISQUE AND SANGOMAR AND SANGOMAR DEEP OFFSHORE BLOCKS (OPERATOR – HUNT OIL COMPANY)

During the December quarter processing of 3D seismic data acquired during 2007 over portion of its Sangomar Shallow and Deep-Rufisque Shallow licences, offshore Senegal, was completed. Preliminary interpretation of the 2086 sq km 3D seismic data, attendant basin modelling and additional regional geological work has highlighted

- **Multiple Santonian age fan systems with stacked amplitude anomalies**
- **A very large Albian to Neocomian shelf edge closure (up to 178 km2)**
- **Adjacent Turonian source rock kitchen in oil window**


N
2050 km2 3D acquired
Q1 2007
Zone of interest for slope
fan attribute analysis
0 12.5 25 50
Kilometers
Water Depth: m

**Santonian Fan Attribute Analysis Commences**

Rock Solid, in Houston, Texas has commenced a detailed attribute analysis of these fan complexes on a fast track 600 sq km cube within the 3D survey area. Inversion and AVO analysis will aid in establishing reservoir presence and possible characteristics within the fans. Once this information is integrated into the evaluation, reserve potential will be estimated.

**Giant Albian to Neocomian Shelf Edge Closure Identified**


Top Aptian
depth
3D perspective
Inline 1579
3 way dip closure highlighted
10 km
Inline 1579
closure
178 sq km

**Senegal Exploration Summary**

- Deep water play with giant hydrocarbon potential in the Senegalese portion of the productive Mauritania-Senegal-Guinea Bissau Basin.
- The **Sangomar Shallow and Deep-Rufisque Shallow** offshore licences cover an area of 14981 sq km over the shelf, slope, and basin floor with multiple untested plays in a proven hydrocarbon system.
- 2086 sq km 3D acquired during 2007 has been processed with detailed attribute analysis ongoing in 2008.
- Excellent fiscal terms by world standards.
- FAR is partner with Senegal Hunt Oil Company (**SHOC**) (Operator).
- The northwest African margin is relatively under-explored.


10 km
3D outline
North channel complex
Lower Cretaceous
carbonate shelf margin
structural closures
Closure
At top
Aptian
Santonian upper slope
Stacked fans exhibiting
High amplitudes
Albian
Subcrop
closure
Water depth meters
-2500
-2000
-1500
-1000
-500

**Hunt Oil Company**

A privately owned exploration and production company, Hunt Oil has successfully conducted worldwide petroleum operations for 70 years. Today it ranks as one of the world's leading independent energy companies. Hunt currently conducts or participates in major production operations in the United States, Canada, Yemen and Peru. Further information is available at www.huntoil.com

**Senegal**

With its capital city of Dakar located on the westernmost point of Africa, Senegal is a gateway to the continent. Senegal is considered one of Africa's most politically and economically stable countries and hosts some of the best transportation, telecommunications and communication infrastructure in West Africa. It has been a functioning democracy since independence from France in 1960 and enjoys free and fair elections.

**Participants**

| | |
|---|---|
| Senegal Hunt Oil Company (Operator) | 60% |
| **First Australian Resources Limited** | **30%** |
| Petrosen (State Oil Company) | 10% |

## NORTH AMERICA

The Company views North America, particularly the Gulf Coast area, as the key to building a production and reserve base. This is unsurprising given the proliferation of hydrocarbons, the robust energy pricing regime and the established infrastructure. FAR has built a strong network over more than a decade of doing business in Texas and Louisiana. The December 2007 quarter represents a watershed in FAR's ambitions to become a prospect generator with early results from 3D surveys at both Wild River and NE Waller turning up promising drilling prospects.

**PRODUCTION**

Gas sales during the quarter totalled 37.0 million cubic feet for an average of 0.4 million cubic feet per day at an average price of US$6.83 per thousand cubic feet before production taxes. Oil sales during the quarter totalled 3,465 barrels for an average of 38 barrels of oil per day at an average price of US$89.98 per barrel before production taxes.

During the quarter the Lindsey 109A #1R well was tied into production while development work on Kicker remained on hold pending a proposed uphole completion attempt. Drilling commenced at South Grosse Tete in Louisiana.

Other activity during the quarter included the finalisation of 3D seismic programs at Wild River in Canada and NE Waller Project onshore Texas where results from both programs have generated future drilling prospects.

**Kicker Prospect, Vermillion Parish, South Louisiana (FAR 5%)**
**Completion to be made in Alliance 2 Sand – Marceaux #1 (FAR opts in for 10%)**

Rather than a proposed 900 foot sidetrack designed to overcome sanding up issues as foreshadowed in the last quarterly report a new proposal has been received to undertake an uphole completion attempt in the Marceaux-1 well.

The secondary objective Alliance 2 Sand, which had excellent mudlog shows including C1, C2 and C3, extended over a total interval from 12,720 to 12,750 feet. Within this interval FMI images and sharpened analysis demonstrate 6 feet of net pay.

FAR has indicated its support for this revised proposal which will evaluate potential pay before considering a possible sidetrack to recover known oil pay in the Alliance 3 between 12,953 and 12,957 which in earlier tests produced at 2,520 barrels per day on a 14/64 inch choke with 5,800 psi flowing tubing pressure before sanding up occurred.

In the revised proposal FAR has elected to increase its working interest to 10 percent. The contract operator will be Stokes & Spiehler of Houston Texas. Work is expected to take place during the first quarter 2008.

**Lindsey 109A # 1R, Dawson County, Texas (FAR 4.64%)**
**Production commences from successful sidetrack**

During November production commenced from a 20 foot dolomite pay section in the Lindsey 109A #1R sidetrack well. The well produced on pump at the rate of 182 barrels of fluid per day (comprising 136 barrels of oil and drilling fluid). During December the well appeared to stabilise at the rate of 75 barrels of oil and 20 barrels of water per day.

The Lindsey 109A #1R well had previously been drilled to 12,280 feet and was sidetracked from a kick off point of 11,700 feet to improve reservoir quality. The sidetracking operation was performed using a large workover rig.

The well was a follow up to the original discovery (in which FAR was a participant) drilled in 1997 which came on line at 186 barrels of oil per day before ceasing prematurely due to down hole mechanical issues. The operator is estimating 270,000 barrels of oil in total recoverable reserves for this location.

The operator is RIM Operating, Inc. of Englewood, Colorado.

**South Grosse Tete, Iberville Parish, South Louisiana**
**Gas confirmed in secondary objective – FAR (0-14,500 feet 5%) (>14,500 feet 17.7%)**

During the quarter Grey Wolf Rig 77 commenced drilling the Schwing #2 well, a deviated 14,500 foot Nodosaria test in which FAR has a 5% working interest in depths between surface and 14,500 feet.

To date a combination of drilling, show and log data indicate 11 feet of gas pay in the Upper Marg Tex interval and a probable 5 feet of gas pay in the Lower Marg Tex interval of the Schwing #2 well.

Intermediate casing has been run to 12,000 feet and the well has been slowly deepened to 12,196 feet. This interval displayed good gas shows on mudlogs however electric logs indicate the zone to be wet and non productive.

Provided downhole conditions allow, the forward plan is to set a 7 5/8" liner and resume drilling in 6 1/2" hole towards the primary target TD at 14,500'.

A revision to the Schwing #2 well (in which FAR has a 5% working interest between surface and 14,500 feet) means the current wellbore will not be used at a future date to test the deeper Wilcox formation. FAR has retained its full 17.7% rights below 14,500 feet and will determine its level of participation in a deeper test if and when a proposal is made.

The project is being operated by Spartan Operating Company, Inc. FAR's interest is subject to a back-in of 25% after cost recovery is achieved on a project basis.

**Eagle Project, San Joaquin Basin, California (FAR 15%)**
**Farm in partners to be sought at NAPE**

The Eagle Oil Pool remains a valid target given the established presence of oil in the target zone over 177 metres of horizontal extent, coupled with the known ability to flow oil and gas to surface from this zone from the nearby Mary Bellocchi-1 vertical well (223 barrels of oil per day and 0.7 million cubic feet per day flow from a 12 metre interval of lower Mary Bellocchi sand).

The majority of the joint venture has decided to join the Operator on a farmout of the Eagle Oil Pool Development at the upcoming NAPE conference. The joint venture is offering a farminee, who will become the new project Operator, the choice of drilling; Shannon-1, a modest, low, risk step out well to the Mary Bellochi-1 well, testing the 1.2 million barrels of oil and 3 BCF gas potential of the small structural closure on the regional stratigraphic trap; or Tulago-1, an aggressive step out 1,200 metre updip of the Mary Bellochi-1 well, testing the mean case (8.8 million barrels and 33 BCF gas) potential of the stratigraphic trap. The exact timing of either well is currently unknown, but is tentatively placed in early 2008 and is obviously subject to a successful farmout and availability of a deep rig and experienced personnel.

FAR has made no formal decision at this stage and awaits advice on which program is adopted before making a decision on whether it will continue at its current level of interest in the joint venture or farm down.

**NE WALLER, ONSHORE US GULF COAST (FAR 34%)**
**Multiple Leads and Prospects Mapped**

AYCO, the Houston based operator, has completed initial interpretation of the 3D seismic data over NE Waller. As anticipated, multiple leads and prospects have emerged from the work conducted to date with drill targets defined from Frio level (3,000 feet) through Yegua, and down to Lower Wilcox Level (12,000 feet). Evaluation is continuing.

At Lower Wilcox Level a lead on 2D has been confirmed on 3D data as two large prospects separated by a structural saddle.

**N. E. WALLER 3D PROSPECT SAMPLER**


Lower Wilcox

| Objective | Acres | Depth (Ft) | Content |
|---|---|---|---|
| Lower Wilcox 1,2 | 434 + 172 | 11,000 | Gas |

In addition, a sizeable feature has been mapped in the Cretaceous Glen Rose section at 23,000 feet.

A sampler of prospects will be exhibited to potential industry partners at the NAPE conference being held in Houston in February 2008.

Shooting of the NE Waller 3D seismic survey was completed by Quantum Geophysical Inc during the first week of November 2007 and all the 3D field data delivered to Generation Services Group, LC, of Houston for processing. Data quality is excellent. The final surveyed area comprised some 41 plus square miles.

The 3D seismic survey covered a lightly explored area, on trend with significant Yegua and Wilcox production and was designed to evaluate a number of structural leads generated by extensive subsurface mapping and evaluation of over 100 miles of existing 2D seismic data acquired mainly in the 1980's.

FAR is the lead participant in this onshore Texas Gulf Coast exploration opportunity with a 34% working interest which will provide excellent leverage as the program moves into the drilling phase planned for 2008.

Prior to the shoot FAR continued to increase its acreage position in the survey area. The Operator reports that the volume of completed lease trades has increased as brokers reach final stages of land acquisition. 22,216 gross acres (approx 17,484 net) have now been signed up under favourable costs and conditions. Acceptance of lease terms by mineral owners has been encouraging with no competition evident providing a good core base for the 3D program.


N. E. WALLER 3D PROSPECT SAMPLER
Glen Rose
Strike Line
Glen Rose
Dip Line
Objective
Acres
Depth (Ft)
Content
Glen Rose
850
23,000
Gas

Primary objectives are multiple normally pressured prolific Yegua and Wilcox sands in structural traps. The area evaluated with 3D seismic is on depositional strike with several nearby fields which have produced over a quarter trillion cubic feet of gas and over thirty million barrels of liquids. Although targeting natural gas, most of the sands in this trend are condensate rich.

Additional objectives comprise highly productive Frio and Midcox sands. These sands have produced primarily from stratigraphic traps. The shallow sands are especially prone to displaying 3D amplitude anomalies

Deeper potential is also present in a number of high risk – high potential objectives which lie within the Cretaceous section.

The 3D program is being used to locate optimal drill sites from which the sizeable hydrocarbon potential of the play area may be tested. Potential reserves in excess of 50 BCFE from future exploration drilling, from the primary objectives alone, are anticipated.

The Operator, AYCO, has a successful track record of generating prospects and driving 3D programs in the Gulf Coast area. Importantly this early entry and significant equity in the program will enable FAR to farm out certain of the future drilling risk on favourable terms, should it so desire.

## ONSHORE CANADA

**Wild River Project (FAR ~ 29.12%), Alberta Canada**
**3D Seismic Program completed**
**Wabamun gas prospect confirmed**

Following completion of processing of a 3D seismic survey acquired during 2007 and success in picking up additional protective acreage at a recent Alberta Crown Land Sale, FAR and its partner are now in a position to commence marketing a significant Wabamun drilling prospect commencing at the upcoming NAPE conference in Houston during February 2008.


BERLAND RIVER WEST
WABAMUN B
114 BCF OGIP
Alberta Energy & Utilities Board
Designated Pool Boundaries
BERLAND RIVER WEST
WINTERBURN A
70 BCF OGIP
Wabamun Prospect Outline
(up to 50 Bcf)
3D
Wabamun Mineral Rights held
jointly by F.A.R. (29.1214%) and
Suncor (70.8786%) (all yellow)
10 MMCF/D Wabamun Test in 1968
WILD RIVER
Wabamun Gas Prospects

FAR, in partnership with a major Canadian company, has mapped a Wabamun target with potential up to 50BCF which lies within 4.5 km of existing infrastructure and in proximity to a well that tested 10 million cubic feet of gas per day. Subject to farmout, a well could be drilled as early as the second quarter 2008.

FAR's interest in the venture is determined on an expenditure equalisation formula that following the recent successful land acquisition has been determined at 29.12 percent.

**Kakwa and Karr Projects (FAR 15%)**
**Alberta Canada**

**Kakwa**
FAR is waiting on advice from the operator concerning the commercial merit (if any) of uphole zones in the Kakwa well located on Suncor acreage in the Kakwa area on the flank of the Peace River Arch Alberta, Canada.

**Karr**
Further amplitude analysis of purchased 3D confirms the Triassic Halfway Formation and Wabamun Formation potential on this prospect. The prospect potential is sized in 6-30 BCF range but could be as large as 50 BCF and is further supported by logs, samples and shows from the Pan Am 7-34 well.

The Karr prospect is analogous to the Berland River Gas Field (57 BCF). The Triassic Halfway Formation is productive at the analogous Karr Gas Field (12 BCF).

FAR has earned rights to the Karr prospect by drilling the Kakwa well and purchasing its 15% share of 3D seismic. Subject to farm-out efforts by Suncor and the acceptance of a capable and qualified operator, a 4,000 metre test well is planned at an estimated cost of around CAD$6 million.

FAR's working interest is subject to Overriding Royalties retained by Suncor.

**Clear Prairie and Clear Hills (FAR 15%)**
**Alberta Canada**

FAR has decided to dispose of these properties. Competitive leasing has impacted on the Clear Hills program along with lower gas prices and provincial initiatives to substantially raise royalties, all of which have served to lessen the overall potential of the play.

FAR's working interest is subject to Overriding Royalties retained by Suncor.

## AUSTRALIA

**WA-254-P - OFFSHORE CARNARVON BASIN**
**FAR 10.71% (parts 1, 3, 4), 11.25% (part 2) (OPERATOR - APACHE ENERGY LTD)**

WA-254-P comprises 4 graticular blocks and covers 324 square kilometres within the highly prospective offshore Carnarvon Basin on Australia's North West Shelf. The Apache Energy ("Apache") operated Legendre Oilfield lies in close proximity to the north of the permit.

The permit has been covered by a multi-client 3-D survey conducted by PGS Exploration in the Dampier Sub Basin, offshore Western Australia.

The permit prospect and lead inventory comprises Duomonte, Dr Zeus, Janus 2, Helly Belly, Jayasuriya and Little Joe. On going work by Apache has been directed towards maturing the first three mentioned prospects for drilling.

The Operator continues interpretation of the deeper stratigraphic levels in the permit from reprocessed 3D seismic data.

WA-254-P was renewed on the 12 June 2006 for a further term of five years.

**T18P, BASS BASIN, OFFSHORE TASMANIA, (0.09375% Overriding Royalty)**
**(OPERATOR ORIGIN ENERGY)**

FAR is the holder of a 0.09375% royalty interest over Bass Basin (Offshore Tasmania) Permit T18P where the Trefoil-1 wildcat well was drilled and production tested during the final quarter of 2004, confirming a new gas-condensate field discovery.

As a royalty holder FAR does not receive information on activities within the block other than for data lodged with the ASX.

During June 2007 AWE lodged presentation material with the ASX that indicated Trefoil, White Ibis, Rockhopper and Gentoo were all the subject of commercial development studies. A further release by ARC Energy noted low risk prospects updip of existing discoveries (Aroo updip and Bass-3 updip) additional structural prospects and higher risk stratigraphic leads.

## EP 104 AND RETENTION LEASE R1 - CANNING BASIN - 8% INTEREST WEST KORA APPLICATION – CANNING BASIN – 12% INTEREST

EP 104 occupies an area of 740 sq km. The permit has been renewed for a term of five years with effect from 4 April 2005. Retention Lease R1 occupies an area of 250 sq km and was awarded on 29 August 2003 for a term of five years. These tenements plus the West Kora Application contain the Point Torment Prospect and the West Kora oil discovery which is currently shut in. During the quarter, the operator, ARC Energy (ARC), drilled the Stokes Bay-1 well utilising Century Rig 18.

**STOKES BAY**

The Stokes Bay-1 well was drilled to 2,505mMD and subsequently deepened to approximately 2,800mMD to evaluate the Upper Devonian aged Nullara carbonates. FAR elected to participate for its 8% interest in the deepening of the well.

The Stokes Bay-1 well has been logged and preliminary interpretation of these logs indicates:

a) The Anderson Sands have some zones with potential oil saturations. The commercial significance of those zones will require formation testing to evaluate. Testing of the Anderson zones would follow operations to evaluate the deeper Nullara Formation. A joint venture decision on testing of the Anderson awaits availability of the test program and any relevant information to be derived from testing the Nullara Formation.

b) The top of Nullara Formation has been interpreted at 2722m MD. Below 2732m MD, the log quality is severely degraded by interpreted large scale vugular porosity such that quantitative interpretation is not possible.

Casing has been run in the well to test the Nullara Formation and possibly the Anderson Formation. Testing of the Nullara Formation is designed to determine fluid type and flow characteristics of the reservoir. The Stokes Bay-1 intersection of the Nullara Formation is 80m up dip of the Pt Torment 1 intersection which did not have the vugular porosity developed, but nevertheless tested gas at low rates.

The presence of both porosity and significant permeability in the Nullara reef section is encouraging. Development of vugular porosity in this section is a well recognised play, having previously been the target of exploration in the Basin and hosts oil production at Blina some 100km to the SE.

Testing of Stokes Bay-01 was suspended on 23 November 2007 due to the onset of seasonal rain and will resume as soon as safe access is available at the end of the wet season, anticipated to be around April 2008.

The nature of the reservoir fluid and the source of pressure within the reservoir remain undetermined. Should the well be commercially productive better access facilities would be constructed to allow year round production.

**WEST KORA**

The potential for oil in this area is demonstrated by the West Kora Oilfield located within Application for a Production Licence L98-1. West Kora-1 is a completed oil well, which has the potential to be placed back on production to the existing West Kora-1 Tank Farm. West Kora-1 in particular, emphasises the potential for further oil discoveries along the Pinnacle Fault Trend and in the Stokes Bay- 1 well. Successful testing at Stokes Bay-1 will enhance the timing of settling the grant of the Production Licence with the Department of Industry and Resources and together with a workover of the West Kora-1 well, an application and safety case to re-commence production at West Kora-1.

**OFFSHORE CHINA**
**BEIBU GULF BLOCK 22/12 – (FAR 5% working interest*)**
**OPERATOR ROC OIL**

**Development - Wei-6-12-South Oil Discovery**
Work is continuing on the front-end engineering and design studies (FEED) and overall development plan (ODP) for the 6-12/ 6-12 South oil fields for submission to Chinese authorities.

The joint venture anticipates making a final investment decision in the March quarter of 2008 and to commence development in the first half of 2008.

The 6-12 South oil discovery was made in May 2006. A feasibility study for the development of this discovery and the adjacent 6-12 oil field was completed in the first quarter of 2007 and the operator ROC Oil declared the fields to be economic in February 2007. Gross recoverable oil is estimated at 19 to 37 million barrels of oil in the 6-12/6-12 South area. The design of the development will also accommodate the anticipated development of the four oil fields (12-2-1, 12-8 West, 12-8 East, 12-3-1) discovered in the southern part of the lease by previous operators.

Successful outcomes to the current three to four well drilling programme in the 6-12 South area would likely lead to an increased sizing of the proposed development.

**Exploration**

An exploration programme of 3-4 wells to test 30 to 40 million barrels recoverable commenced late in the December quarter. Two to three wells are proposed in the immediate area of the 6-12 South discovery and an appraisal well on the 12-2-1 oil discovery made in 1993, which produced 3,224 bopd on test.

The first well, 6-12 West, located 2.5 km north west of the 6-12 South discovery, commenced on 1 January, to test a stratigraphic play. Subsequent to the end of the quarter the well reached a Total Depth of 2,333 mBRT and wireline logging was completed. Drilling and log data indicate that the Wei 6-12W-1 well has not encountered any hydrocarbons and the well has been plugged and abandoned.


OFFSHORE CHINA
BEIBU BLOCK 22/12
EXISTING DISCOVERIES,
PROSPECTS AND LEADS
FIRST AUSTRALIAN RESOURCES LTD
BLOCK 22/12

On 22 September 2006, government authorities in China extended the term of the Production Sharing Contract for Block 22/12, for a further two years with a two well drilling commitment to 30 September 2008.

**The China National Offshore Oil Company ("CNOOC") is entitled to participate up to a 51% funding equity level in any commercial development within Block 22/12.*

FAR maintains a web site at www.far.com.au.
Enquiries: Michael Evans 61-8-9322-3939 email: info@far.com.au

NOTE: In accordance with Chapter 5 of the Listing Rules, the geological information in this report has been reviewed by Bevan Warris, a geologist with 35 years experience and AAPG Certified Petroleum Geologist No 4723. Dr Warris has given his consent to the information in the form and context in which it appears.

*Rule 5.3*

# Appendix 5B

## Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

FIRST AUSTRALIAN RESOURCES LIMITED

| ABN | Quarter ended ("current quarter") |
|---|---|
| 41 009 117 293 | 31 December 2007 |

### Consolidated statement of cash flows

| | Cash flows related to operating activities | | Current quarter $A'000 | Year to date (12 months) $A'000 |
|---|---|---|---|---|
| 1.1 | Receipts from product sales and related debtors | | 617 | 1,783 |
| 1.2 | Payments for | (c) production | (146) | (595) |
| | | (d) administration | (393) | (1,783) |
| 1.3 | Dividends received | | | |
| 1.4 | Interest and other items of a similar nature received | | 167 | 693 |
| 1.5 | Interest and other costs of finance paid | | (152) | (603) |
| 1.6 | Income taxes paid | | | |
| 1.7 | Other (recovery of overhead & drilling costs) | | 6 | 134 |
| | **Net Operating Cash Flows** | | 99 | (371) |
| | **Cash flows related to investing activities** | | | |
| 1.8 | Payment for purchases of: | (a)prospect leases | (27) | (587) |
| | | (b)equity investments | | |
| | | (c) other fixed assets | (115) | (218) |
| | | (d) exploration & evaluation | (1,800) | (12,243) |
| | | (e) development | (167) | (315) |
| 1.9 | Proceeds from sale of: | (a)prospects | | 6 |
| | | (b)equity investments | | |
| | | (c)other fixed assets | | 3 |
| 1.10 | Loans to other entities | | | |
| 1.11 | Loans repaid by other entities | | | |
| 1.12 | Other | | | |
| | **Net investing cash flows** | | (2,109) | (13,354) |
| 1.13 | Total operating and investing cash flows (carried forward) | | (2,010) | (13,725) |

+ See chapter 19 for defined terms.

| | | | |
|---|---|---|---|
| 1.13 | Total operating and investing cash flows (brought forward) | (2,010) | (13,725) |
| | **Cash flows related to financing activities** | | |
| 1.14 | Proceeds from issues of shares, options, etc. | | 9,467 |
| 1.15 | Proceeds from sale of forfeited shares | | |
| 1.16 | Proceeds from borrowings | | |
| 1.17 | Repayment of borrowings | | |
| 1.18 | Dividends paid | | |
| 1.19 | Other (Share Issue Expenses) | | (557) |
| | **Net financing cash flows** | | 8,910 |
| | **Net increase (decrease) in cash held** | (2,010) | (4,815) |
| 1.20 | Cash at beginning of quarter/year to date | 10,501 | 13,365 |
| 1.21 | Exchange rate adjustments to item 1.20 | 3 | (56) |
| 1.22 | **Cash at end of quarter** | 8,494 | 8,494 |

## Payments to directors of the entity and associates of the directors
## Payments to related entities of the entity and associates of the related entities

| | | Current quarter $A'000 |
|---|---|---|
| 1.23 | Aggregate amount of payments to the parties included in item 1.2 | 113 |
| 1.24 | Aggregate amount of loans to the parties included in item 1.10 | |

1.25 Explanation necessary for an understanding of the transactions

## Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

## Financing facilities available

*Add notes as necessary for an understanding of the position.*

| | | Amount available $A'000 | Amount used $A'000 |
|---|---|---|---|
| 3.1 | Loan facilities | 681 | 505 |
| 3.2 | Credit standby arrangements | | |

## Estimated cash outflows for next quarter

| | | $A'000 |
|---|---|---|
| 4.1 | Exploration and evaluation | 2,914 |
| 4.2 | Development | 342 |
| | **Total** | 3,256 |

# Reconciliation of cash

| Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows. | | Current quarter $A'000 | Previous quarter $A'000 |
|---|---|---|---|
| 5.1 | Cash on hand and at bank | 67 | (56) |
| 5.2 | Deposits at call | 2,722 | 573 |
| 5.3 | Commercial Bills | 5,705 | 9,984 |
| 5.4 | Other | | |
| | **Total: cash at end of quarter** (item 1.22) | 8,494 | 10,501 |

## Changes in interests in mining tenements

| | | Tenement reference | Nature of interest (note (2)) | Interest at beginning of quarter | Interest at end of quarter |
|---|---|---|---|---|---|
| 6.1 | Interests in mining tenements relinquished, reduced or lapsed | | | | |
| 6.2 | Interests in mining tenements acquired or increased | | | | |

+ See chapter 19 for defined terms.

## Issued and quoted securities at end of current quarter

*Description includes rate of interest and any redemption or conversion rights together with prices and dates.*

| | | Total number | Number quoted | Issue price per security (see note 3) (cents) | Amount paid up per security (see note 3) (cents) |
|---|---|---|---|---|---|
| 7.1 | **Preference +securities** *(description)* | | | | |
| 7.2 | Changes during quarter<br>(a) Increases through issues<br>(b) Decreases through returns of capital, buy-backs, redemptions | | | | |
| 7.3 | **+Ordinary securities** | 483,553,344 | 483,553,344 | N/A | N/A |
| 7.4 | Changes during quarter<br>(a) Increases through issues<br>(b) Decreases through returns of capital, buy-backs | -<br>- | -<br>- | | |
| 7.5 | **+Convertible debt securities: 10% Unsec.Redeem. Convertible Note)** | 7,700,000 | 7,700,000 | 70 cents | *Maturity Date*<br>31 January 2009 |
| 7.6 | Changes during quarter<br>(a) Increases through issues<br>(b) Decreases through securities matured, converted | | | | *Maturity Date* |
| 7.7 | **Options** | | | *Exercise price* | *Expiry date* |
| | Incentive | 9,500,000 | – | 15 cents | 31 July 2010 |
| | Consultant | 2,000,000 | – | 10 cents | 30 June 2008 |
| | Consultant | 200,000 | – | 12.5 cents | 30 September 2008 |
| | Consultant | 300,000 | – | 15 cents | 30 September 2008 |
| | Consultant | 1,500,000 | – | 18 cents | 30 June 2008 |
| | Consultant | 1,500,000 | – | 23 cents | 30 June 2009 |
| | Consultant | 2,000,000 | – | 30 cents | 30 June 2010 |
| 7.8 | Issued during quarter | | | *Exercise Price* | *Expiry Date* |
| | Incentive | 2,000,000 | – | 15 cents | 31 July 2010 |
| 7.9 | Exercised during quarter | | | *Exercise Price* | *Expiry Date* |
| 7.10 | Expired during quarter | | | *Exercise Price* | *Expiry Date* |
| 7.11 | **Debentures** *(totals only)* | | | | |
| 7.12 | **Unsecured notes** *(totals only)* | | | | |

+ See chapter 19 for defined terms.

**Compliance statement**

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Date: 29 January 2008
Print name: COLIN HARPER (COMPANY SECRETARY)

**Notes**

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

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